FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June, 2020

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated June 3, 2020 announcing Gilat Reports Q1 2020 Results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442 and 333-236028) and on Form F-3 (Registration No. 333-232597).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated June 3, 2020	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Reports Q1 2020 Results

Petah Tikva, Israel – June 3, 2020 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the first quarter ended March 31, 2020.

Key Financial Highlights:

•	Revenues for Q1 2020 totaled $47.7 million compared with $62.1 million for Q1 2019.
•	Results for the quarter:
o
Q1 2020 - GAAP operating loss was $10.8 million compared to operating income of $4.5 million in Q1 2019. Q1 2020 Non-GAAP operating loss was $7.6 million compared to Non-GAAP operating income of $5.6 in Q1 2019.

o
Q1 2020 GAAP net loss was $11.8 million, or loss of $0.21 per diluted share, compared with net income of $2.8 million, or income of $0.05 per diluted share in Q1 2019. Q1 2020 non-GAAP net loss was $8.6 million, or $0.15 per diluted share, compared with net income of $4.0 million, or $0.07 per diluted share, in Q1 2019.

o	Q1 2020 Adjusted EBITDA loss was $5.0 million compared with Adjusted EBITDA of $8.2 million in Q1 2019.
o
The results of the first quarter of 2020 were significantly impacted by the COVID-19 outbreak. The pandemic has had an adverse impact on Gilat’s different segments though to varying degrees. It has significantly impacted the travel and aviation markets in which Gilat's IFC customers operate and has resulted in a slowdown of our business with these customers. Other parts of Gilat's business such as the Fixed networks and Cellular Backhaul have demonstrated relative resilience, however order postponements and delays were experienced. In order to mitigate the impact to the business, Gilat executed a plan to reduce expenses, including a reduction in headcount as well as other cost-saving measures.

The acquisition of Gilat by Comtech Telecommunications Corp ("Comtech") was approved at the general meeting of Gilat’s shareholders held on May 8, by shareholders representing approximately 99.7% of the Gilat shares present and voting at the meeting. The acquisition remains subject to certain conditions to closing, including regulatory approval in Russia from the Federal Antimonopoly Service, which had notified Comtech in May 2020 that it was extending the review period for Comtech’s application pending a decision under the Foreign Investment Law whether approval is required from the Chairman of the Russian Government Commission for Supervising Foreign Investments.

Non-GAAP Measures

The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Non-GAAP financial measures mainly exclude the effect of stock based compensation, amortization of purchased intangibles, lease incentive amortization, litigation expenses, income related to trade secrets claims, re-organization costs, merger and acquisition costs, expenses for tax contingencies to be paid under an amnesty program and initial recognition of deferred tax asset with respect to carry-forward losses.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's Operating income and Adjusted EBITDA is presented in the attached summary financial statements.

Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Safe Harbor Statement

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of Gilat, or the expected results of the proposed transaction with Comtech to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Due to such uncertainties and risks, no assurances can be given that such expectations will prove to have been correct, and readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. The forward-looking statements contained herein include, but are not limited to, statements about the results, performance or achievements of Gilat, Gilat’s plans, objectives and expectations for future operations, the expected completion of the proposed transaction with Comtech, the satisfaction or waiver of any conditions to the proposed transaction, and other events relating to the proposed transaction. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified.  These forward-looking statements are based upon Gilat’s management’s current estimates and projections of future results or trends.  In addition to the risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2019 and in the proxy statement/prospectus dated April 3, 2020 and those described in any other documents filed with the Securities and Exchange Commission, such risks and uncertainties include, among others, (i) changes in general economic and business conditions, (ii) the inability to maintain market acceptance of Gilat's products, (iii) the inability to timely develop and introduce new technologies, products and applications, (iv) rapid changes in the market for Gilat's products, (v) loss of market share and pressure on prices resulting from competition, (vi) introduction of competing products by other companies, (vii) the inability to manage growth and expansion, (viii) loss of key OEM partners, (ix) the inability to attract and retain qualified personnel, (x) the inability to protect the Company's proprietary technology, (xi) risks associated with Gilat's international operations and its location in Israel and (xii) risks relating to the Merger of wholly owned subsidiary of Comtech with and into Gilat (the “Merger”), including, among others: (1) the risk that the conditions to the closing of the are not satisfied, including the risk that required approvals for the Merger from governmental authorities are not received; (2) changes or circumstances that could give rise to the termination of the Merger Agreement; (3) the risk that the value of the stock merger consideration will fluctuate over time; (4) litigation relating to the Merger; (5) uncertainties as to the timing of the consummation of the Merger and the ability of each party to consummate the Merger; (6) risks that the proposed Merger disrupts the current plans and operations of Gilat or Comtech, or both; (7) the ability of Gilat and Comtech to retain and hire key personnel; (8) competitive responses to the proposed Merger and the impact of competitive products; (9) unexpected costs, charges or expenses resulting from the Merger; (10) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; (11) the combined company’s ability to achieve the financial and operating results, growth prospects and synergies expected from the Merger, as well as delays, challenges and expenses associated with integrating the existing businesses of Comtech and Gilat; (12) the combined company’s ability to maintain and improve relationships with customers, suppliers and other third parties following the Merger; (13) the terms and availability of the indebtedness that may be incurred in connection with the Merger; (14) the timing and funding of government contracts; (15) risks associated with international sales; (16) risks associated with legal proceedings, customer claims for indemnification and other similar matters; (17) risks associated with Comtech’s obligations under its credit facility; (18) risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; and (19) legislative, regulatory, technological, political and economic developments, including changing business conditions in the industries in which Comtech and Gilat operate and the overall economy. as well as the financial performance and expectations of Comtech’s and Gilat’s existing and prospective customers.

The foregoing list of factors is not exclusive and you should not place undue reliance on any forward-looking statement. All forward-looking statements contained herein are made only as of the date of the date hereof and, except as required by law, Gilat does not undertake any obligation to update publicly any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

For additional information regarding these and other risks and uncertainties associated with Gilat's business and the pending acquisition of Gilat by Comtech, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Three months ended
	March, 31
	2020	2019
	Unaudited

Revenues	$47,673	$62,109
Cost of revenues	38,787	38,539

Gross profit	8,886	23,570

Research and development expenses	7,634	8,857
Less - grants	272	555
Research and development expenses, net	7,362	8,302
Selling and marketing expenses	5,066	5,871
General and administrative expenses	4,545	4,942
Merger and acquisition costs	2,405	-
Restructuring costs	273	-

Total operating expenses	19,651	19,115

Operating income (loss)	(10,765)	4,455

Financial expenses, net	(972)	(821)

Income (loss) before taxes on income	(11,737)	3,634

Taxes on income	18	810

Net income (loss)	$(11,755)	$2,824

Basic and Diluted earnings (loss) per share	$(0.21)	$0.05

Weighted average number of shares used in
computing earnings (loss) per share
Basic	55,493,258	55,197,588
Diluted	55,493,258	55,959,504

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	March 31, 2020			March 31, 2019
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$8,886	62	$8,948	$23,570	326	$23,896
Operating expenses	19,651	(3,106)	16,545	19,115	(829)	18,286
Operating income (loss)	(10,765)	3,168	(7,597)	4,455	1,155	5,610
Income (loss) before taxes on income	(11,737)	3,168	(8,569)	3,634	1,155	4,789
Net income (loss)	(11,755)	3,168	(8,587)	2,824	1,155	3,979

Earnings (loss) per share (basic and diluted)	$(0.21)	$0.06	$(0.15)	$0.05	$0.02	$0.07

Weighted average number of shares used in
computing earnings per share
Basic	55,493,258		55,493,258	55,197,588		55,197,588
Diluted	55,493,258		55,493,258	55,959,504		56,142,723

(1)   Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, merger and acquisition costs, trade secrets and other litigation expenses and restructuring costs.

	Three months ended			Three months ended
		March 31, 2020			March 31, 2019
		Unaudited			Unaudited

GAAP net income (loss)		$(11,755)			$2,824

Gross profit
Non-cash stock-based compensation expenses		57			94
Amortization of intangible assets related to acquisition transactions		5			232
		62			326
Operating expenses
Non-cash stock-based compensation expenses		366			777
Amortization of intangible assets related to acquisition transactions		51			52
Trade secrets and other litigation expenses		11			-
Merger and acquisition costs		2,405			-
Restructuring costs		273			-
		3,106			829

Non-GAAP net income (loss)		$(8,587)			$3,979

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Three months ended March 31,
	2020	2019
	Unaudited

GAAP operating income (loss)	$(10,765)	$4,455
Add:
Non-cash stock-based compensation expenses	423	871
Trade secrets and other litigation expenses	11	-
Restructuring costs	273	-
Merger and acquisition costs	2,405	-
Depreciation and amortization (*)	2,664	2,877

Adjusted EBITDA	$(4,989)	$8,203

(*) includng amortization of lease incentive

SEGMENT REVENUE:

	Three months ended
	March 31,
	2020	2019
	Unaudited

Fixed Networks	$23,011	$36,428
Mobility Solutions	19,201	20,912
Terrestrial Infrastructure Projects	5,461	4,769

Total revenue	$47,673	$62,109

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2020	2019
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$66,818	$74,778
Restricted cash	25,710	27,067
Trade receivables, net	33,667	47,731
Contract assets	28,549	23,698
Inventories	33,515	27,203
Other current assets	18,245	23,007

Total current assets	206,504	223,484

LONG-TERM ASSETS:
Long-term restricted cash	116	124
Severance pay funds	6,588	6,831
Deferred taxes	17,794	18,455
Operating lease right-of-use assets	6,726	5,211
Other long term receivables	10,504	10,156

Total long-term assets	41,728	40,777

PROPERTY AND EQUIPMENT, NET	80,918	82,584

INTANGIBLE ASSETS, NET	1,413	1,523

GOODWILL	43,468	43,468

TOTAL ASSETS	$374,031	$391,836

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	March 31,	December 31,
	2020	2019
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$4,000	$4,096
Trade payables	23,019	20,725
Accrued expenses	52,726	54,676
Advances from customers and deferred revenues	25,878	27,220
Operating lease liabilities	2,130	1,977
Other current liabilities	13,701	12,261

Total current liabilities	121,454	120,955

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	-	4,000
Accrued severance pay	6,860	7,061
Long-term advances from customers	1,330	2,866
Operating lease liabilities	4,535	3,258
Other long-term liabilities	107	108

Total long-term liabilities	12,832	17,293

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,643	2,643
Additional paid-in capital	927,771	927,348
Accumulated other comprehensive loss	(7,559)	(5,048)
Accumulated deficit	(683,110)	(671,355)

Total shareholders' equity	239,745	253,588

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$374,031	$391,836

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended
	March 31,
	2020	2019
	Unaudited
Cash flows from operating activities:
Net income (loss)	$(11,755)	$2,824
Adjustments required to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	2,604	2,822
Capital loss (gain) from disposal of property and equipment	(33)	7
Stock-based compensation of options	423	871
Accrued severance pay, net	43	285
Deferred income taxes, net	634	683
Decrease in trade receivables, net	13,607	7,831
Increase in contract assets	(4,851)	(430)
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	1,673	(86)
Increase in inventories	(6,635)	(3,659)
Increase (decrease) in trade payables	2,375	(922)
Decrease in accrued expenses	(1,652)	(2,169)
Decrease in advance from customers	(2,827)	(3,087)
Increase in current and non current liabilities	2,811	863
Net cash provided by (used in) operating activities	(3,583)	5,833

Cash flows from investing activities:
Purchase of property and equipment	(951)	(2,014)
Net cash used in investing activities	(951)	(2,014)

Cash flows from financing activities:
Exercise of stock options	-	338
Repayment of long-term loans	(4,096)	(4,123)
Net cash used in financing activities	(4,096)	(3,785)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(695)	97

Increase (decrease) in cash, cash equivalents and restricted cash	(9,325)	131

Cash, cash equivalents and restricted cash at the beginning of the period	101,969	104,204

Cash, cash equivalents and restricted cash at the end of the period	$92,644	$104,335

Supplementary disclosure of cash flows activities:
Non-cash transactions:

Declaration of cash dividend not yet distributed	$-	$24,862